

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

July 24, 2009

Mr. Ara Zartarian
Chief Executive Officer, President
Marani Brands, Inc.
13152 Raymer Street, Suite 1A
North Hollywood, CA 91605

> **Re:** **Marani Brands, Inc.**
> **Form 10-KSB for Fiscal Year Ended June 30, 2008**
> **Filed October 14, 2008**
> **Form 10-Q for Quarter Ended March 31, 2009**
> **Filed May 15, 2009**
> **Response Letter Dated July 8, 2009**
> **File No. 000-19884**

Dear Mr. Zartarian:

We have reviewed your filings and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for Fiscal Year Ended June 30, 2008

Management's Discussion and Analysis or Plan of Operation, page 13

Results of Operations for the Year Ended June 30, 2008 Compared to Year Ended June 30, 2007, page 15

1. In paragraph 3 of page 19 you disclose your operating results include the pre-merger operations of FFBI and the post-merger operations of Marani Spirits, Inc. Further on pages 15, 16 and 19 you attribute year-over-year fluctuations to changes in your core business. Since your historical financial statements should be that of the operating company, the accounting acquirer, there should be no comparative changes in the core business activities from the development and sale of wellness programs by FFBI to the post-merger business of Marani Spirits, Inc.. Please advise or revise, as applicable.

Report of Independent Registered Public Accounting Firm, page F-1

2.   Please advise your auditors to revise their report to clarify whether they are dual-dating or redating the report. If the report is dual-dated, the auditor should specify which financial statement footnote or footnotes are covered by the later date; if the report is redated, the later date should be the only date presented and the previous date should be deleted. Refer to AU 530.05.

Item 8A(T). Controls and Procedures, page 19

3.   We note your response to comment 11 in our letter dated April 9, 2009. We also note your proposed statement that the chief executive officer and chief financial officer have concluded that the company's disclosure controls and procedures are effective "with one exception disclosed below." You should not state that your disclosure controls and procedures are effective except to the extent they are not effective since it is unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.

Management's Annual Report on Internal Control Over Financial Reporting, page 19

4.   Please tell us how management considered the restatement of its previously issued financial statements as described in Note 15 in determining that the internal controls over financial reporting were effective and revise your conclusion as appropriate.   If your officers' conclude the deficiencies that gave rise to the error in your financial statements are material weaknesses, please disclose in greater detail the nature of the identified material weaknesses; their impact on your internal control over financial reporting; and current plans, if any, or actions already undertaken, for remediating the material weakness. Refer to Section II.B.4. of SEC Release 33-8810 for additional guidance.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

General

5.   We note that you have proposed amending your Form 10-K for the fiscal year ended June 30, 2008. Please amend your Forms 10-Q for the fiscal quarters ended September 30, 2008, December 31, 2008 and March 31, 2009, to reflect the restatement that you describe in Note 15 to the proposed Form 10-K/A. In

addition, file an Item 4.02(a) Form 8-K to report the previously issued quarterly or annual financial statements that should no longer be relied upon.

Liquidity and Capital Resources, page 20

6.   We note that you obtained a $1,000,000 credit line from Citibank in October 2008. Please describe the restrictive covenants contained in the agreement, if any. In addition, tell us whether you have previously filed the agreement with Citibank as an exhibit.

Item 4T. Controls and Procedures, page 21

7.   In light of the fact that the interim financial statements for March 31, 2009, were issued without applying the material accounting changes you determined to be appropriate related to the accounting for the merger between FFBI and Marani Spirits, Inc., and the fact that you have not yet timely filed an Item 4.02(a) Form 8-K announcing the non-reliance on previously issued financial statements, please tell us in reasonable detail the basis for your officers' conclusions that the company's disclosure controls and procedures and internal control over financial reporting were nonetheless effective as of March 31, 2009.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister at (202) 551-3341, or Ryan Milne, Accounting Branch Chief, at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services